Exhibit 12.1

INTEL CORPORATION

STATEMENT SETTING FORTH THE COMPUTATION

OF RATIOS OF EARNINGS TO FIXED CHARGES

(in millions)

	Three Months Ended
	March 29, 2003	March 30, 2002

Income before taxes	$1,316	$1,317

Add fixed charges net of capitalized interest	25	37

Income before taxes and fixed charges (net of capitalized interest)	1,341	1,354

Fixed charges:
Interest	$14	$24
Capitalized interest	—	—
Estimated interest component of rental expense	11	13

Total	$25	$37

Ratio of earnings before taxes and fixed charges, to fixed charges	54	37